Mail Stop 3561

April 22, 2008

Mr. John P. Mackey
Chairman and Chief Executive Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

> **Re:** **Whole Foods Market, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended January 20, 2008**
> **Filed February 29, 2008**
> **File No. 0-19797**

Dear Mr. Mackey:

We have reviewed your response dated March 13, 2008 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and we do not intend to expand our review at this time to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2007

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business, page 3

General

2.   We have read your response to comment 2 of our letter dated February 15, 2008 regarding expanded disclosure of the amount of revenue contributed by each class of similar products and services and different group of products. We do not believe your presentation of revenue in a single category such as "grocery and other products" complies with the disclosures requirements of Item 101(c)(1)(i) of Regulation S-K or paragraph 37 of SFAS 131. As noted in our prior comment, your disclosure on page 9 lists "grocery" as one product category among a list of many product categories. Further, the product categories discussed in our prior comment such as produce, seafood, meat and poultry, bakery, prepared foods, catering and food service, specialty (beer, wine and cheese), personal care products, as well as household goods and others could be combined into several groups of similar products and services to provide more meaningful disclosure than a single category such as "grocery and other products." Accordingly, our prior comment is being reissued. Please revise your disclosure to provide in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K. Also, please note that you should disclose sales for each different group of products in the audited notes to your financial statements in accordance with paragraph 37 of SFAS 131.

Regional Presidents, page 22

3.   We received the supplemental information relating to your internal financial reports of sales and profits by region for fiscal 2007 and note your response to comment 3 of our letter dated February 15, 2008 regarding the manner in which you manage and basis for compensating your regional presidents. According to your response, it appears the performance of each regional president is evaluated and compensated, and resources are allocated using operating profits and EVA. Based on the information provided, it appears that each of your regions meet the requirements of a separate operating segment as defined in paragraph 10 of SFAS 131. Using your internal reports received, we noted from a comparison of the year-to-date current and prior year gross profit trends by region differences significant enough that suggest they do not have similar economic characteristics required by paragraph 17 and support more than one reportable segment. For instance, the regions the western parts of the U.S. such as Northern California, Rocky Mountain, Pacific Northwest and Southern Pacific have significantly different gross profit margin trends than the other regions. Also, as a group, these four regions account for approximately one-third of your sales and gross profit. Further, it appears that your Southwest and Florida regions also generate different gross profit trends than the other regions in the Mid-Atlantic, North Atlantic,

North Atlantic, Northeast, and South.   Accordingly, please revise your disclosure to present three or more reportable segments by regional groupings based on long-term gross profit trends, or provide us support for your basis for aggregating all regions into one reportable segment as if they have similar economic characteristics as required by paragraph 17 of SFAS 131.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

Sales

4.   We have read your response to comment 4 of our letter dated February 15, 2008 regarding the need to quantify the contribution of each business reason identified when you discuss the overall increase in sales from period to period. Your response and revised disclosure in the recently filed first quarter report for fiscal 2008 only discussed the portion of the $586.5 million, or 31.4% increase in sales increase resulting from the 62 stores obtained in the Wild Oats acquisition, and did not quantify the portion of the increase in sales relating to new and comparable stores, which also represents a significant portion of the overall increase in sales during the first quarter of fiscal 2008. In effect, you have not discussed the increase contributed by the other more than 200 stores operating during the first quarter. Please also quantify for each period presented the amount of the sales increase contributed by new openings and the stores included in your comparable store calculation. Refer to Item 303(a)(3) of Regulation S-K.

General

        Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3841 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief